EXHIBIT 99.1

Hydrogenics Announces Election of Directors

MISSISSAUGA, Ontario, May 8, 2015 (GLOBE NEWSWIRE) -- Hydrogenics Corporation (Nasdaq:HYGS) (TSX:HYG) ("Hydrogenics" or "the Company"), a leading developer and manufacturer of hydrogen generation and hydrogen-based power modules, today announced that all of the nominees listed in the Management Proxy Circular dated March 23, 2015 were elected as directors of Hydrogenics Corporation at the Company's Annual General Meeting held on May 6, 2015 in Mississauga, Ontario, Canada.

Each of the directors were re-elected by a majority of the votes cast by shareholders present or represented by proxy. The results of the vote are detailed below.

Nominee	Votes For	% For	Votes Withheld	% Withheld
Douglas Alexander	2,373,562	86.97	355,679	13.03
Michael Cardiff	2.426,667	88.91	302,574	11.09
Joseph Cargnelli	2,660,010	97.46	69,231	2.54
David Ferguson	2,705,311	99.12	23,930	0.88
Donald Lowry	2,365,543	86.67	363,698	13.33
Daryl Wilson	2,709,400	99.27	19,841	0.73

About Hydrogenics

Hydrogenics Corporation is a world leader in engineering and building the technologies required to enable the acceleration of a global power shift. Headquartered in Mississauga, Ontario, Hydrogenics provides hydrogen generation, energy storage and hydrogen power modules to its customers and partners around the world. Hydrogenics has manufacturing sites in  Germany, Belgium and Canada and service centres in Russia, Europe, the US and Canada.

CONTACT: Hydrogenics Contacts:

         Bob Motz, Chief Financial Officer
         Hydrogenics Corporation
         (905) 361-3660
         investors@hydrogenics.com

         Chris Witty
         Hydrogenics Investor Relations
         (646) 438-9385
         cwitty@darrowir.com